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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------
                                  SCHEDULE TO

                                  (RULE 14D-1)

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           -------------------------
                           JOHNSTON INDUSTRIES, INC.
                       (Name of Subject Company (Issuer))
                           -------------------------
                              JI ACQUISITION CORP.
                       (Name of Filing Person (Offeror))
                           -------------------------
                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)
                           -------------------------
                                   479368102
                         (CUSIP Number of Common Stock)
                           -------------------------
                                 Roy R. Bowman
                        CGW Southeast Partners IV, L.P.
                       Twelve Piedmont Center, Suite 210
                             Atlanta, Georgia 30305
                           Telephone: (404) 816-3255

                (Name, Address, and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:
                             Sidney J. Nurkin, Esq.
                            Mark F. McElreath, Esq.
                               Alston & Bird LLP
                              One Atlantic Center
                           1201 West Peachtree Street
                          Atlanta, Georgia 30309-3424
                           Telephone: (404) 881-7000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X] third-party tender offer subject to Rule 14d-1.

      [ ] issuer tender offer subject to Rule 13e-4.

      [ ] going-private transaction subject to Rule 13e-3.

      [ ] amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

News Release

                           CGW SOUTHEAST PARTNERS IV
                    AGREES TO BUY JOHNSTON INDUSTRIES, INC.;
                       PLANS $3 A SHARE CASH TENDER OFFER

         COLUMBUS, GA, MARCH 31, 2000 - CGW Southeast Partners IV and Johnston Industries, Inc. (NYSE:JII) today jointly announced the signing of a definitive Purchase Agreement whereby CGW will acquire up to 100 percent of the outstanding shares of Johnston common stock. The transaction will be structured as a cash tender offer. Pursuant to the Agreement, CGW will pay $3.00 per share for each of the approximately 10.7 million outstanding shares of Johnston common stock. At the time the tender offer closes, CGW will also invest approximately $27.0 million in the company, as a purchase of common and preferred stock.

         CGW expects to commence its cash tender offer for the Johnston shares on or about April 7, 2000. The transaction is expected to be completed within 90 days. The transaction is subject to receipt by CGW of at least a majority of Johnston common stock, which will include the direct purchase by CGW, as well as customary regulatory approvals.

         As a result of the transaction, Johnston will become a subsidiary of CGW. Clark Ogle will remain as president and CEO of Johnston Industries. CGW will maintain the corporate headquarters of Johnston in Columbus, Georgia, and intends to maintain and operate substantially all of Johnston's current manufacturing facilities.

         CGW, headquartered in Atlanta, Georgia, is a Delaware limited partnership organized to make strategic investments in distribution and manufacturing businesses throughout the United States.

         Johnston Industries, Inc. manufactures and markets engineered textile products, primarily for industrial and home furnishings end uses. One of its subsidiaries, Johnston Industries Composite Reinforcements Inc., makes Vectorply(R) and other sophisticated non-crimp multiaxial reinforcing fabrics from fiberglass, carbon and aramid fibers used in a wide variety of applications.

         This press release contains statements of a forward-looking nature regarding future events, including without limitation, statements regarding improvements in our order book, expected fourth quarter results and the effect of weaknesses in our markets. These statements are only predictions and actual events may differ materially as a result of risk factors, many of which are outside of our control, including: continued or increased weakness in one or more markets; our ability to sustain an increase in our upholstery substrate order book; our ability to control costs or to offset pricing competition with production efficiencies and economies of scale; and the loss of any key personnel at a time that replacements are not available on terms advantageous to the company. Please refer to documents that Johnston files from time to time with the Securities and Exchange Commission for a further discussion of certain factors that could cause actual results to differ materially from those contained in the forward-looking statements.

         CONTACT: Porter, LeVay & Rose, Inc.
                  Martin Skala, VP
                  Nicholas Patruno, Investor Relations
                  (212) 564-4700
                  (706) 641-3140
                        or
                  James J. Murray, Chief Financial Officer
                  (706) 641-3140
                        or
                  CGW:
                  Roy Bowman
                  (404) 816-3255

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF JOHNSTON INDUSTRIES, INC. AT THE TIME THE OFFER IS COMMENCED, JI ACQUISITION CORP. WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND

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JOHNSTON INDUSTRIES, INC. WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT
WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/ RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL STOCKHOLDERS OF JOHNSTON INDUSTRIES, INC. AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.

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